Exhibit 99.1

Ascentage Pharma Appoints Dr. Faiçal Miyara as Chief Business Officer and Jim Ziegler as Chief Commercial Officer

Appointments put dedicated leadership behind two separate priorities: building Ascentage Pharma’s own commercial organization in the United States, and expanding its global business development program

ROCKVILLE, MD, August 2, 2026 —Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855), a global, commercial-stage, in tegrated biopharmaceutical company engaged in the discovery, development and commercialization of novel therapies to address unmet medical needs in cancer, today announced the appointment of Faiçal Miyara, PhD, as Chief Business Officer (CBO), responsible for the Company’s global business development, and Jim Ziegler as Chief Commercial Officer (CCO), responsible for the commercialization of the Company’s products in the United States and other countries outside of China.

Together, the appointments create a US commercialization function with dedicated leadership under Mr. Ziegler and a strengthen global business development under Dr. Miyara. Both will report directly to Dr. Dajun Yang, Chairman and Chief Executive Officer of the Company.

Dr. Miyara has more than 20 years of experience in oncology-focused business development across leading global pharmaceutical and biotechnology companies. Prior to joining Ascentage Pharma, he served as CBO and member of the executive team at IO Biotech; prior, he served as Vice President, head of global partnering Oncology, Search and evaluation and Venture Capitals’ relationship at Ipsen. Dr. Miyara spent five years at Pfizer Inc., where he co-initiated the company’s New York-based Center for Therapeutic Innovation (CTI) and held senior R&D leadership roles, and five years at ImClone Systems and Eli Lilly and Company, where he contributed to the research, optimization, and clinical development of FDA-approved oncology biologics including Erbitux® (cetuximab) and Cyramza® (ramucirumab). He holds a PhD in Reproductive, Molecular, and Cellular Biology from Université Pierre et Marie Curie (Sorbonne University), France, and a Master’s/Engineering degree in medical biology from the Faculty of Medicine Joseph Fourier in Grenoble, France. Reflecting his strong commitment to scientific advancement, he has authored multiple book chapters, published extensively in peer-reviewed journals, and is a lead inventor on three patents.

Mr. Ziegler is an accomplished biopharmaceutical executive with more than 25 years of commercial and operational leadership. He has led global product P&Ls, built and scaled high-performing organizations, and brings extensive launch and commercialization experience spanning numerous specialty therapies throughout his career. His expertise spans commercialization strategy, market access, organizational development, and cross-functional execution across complex oncology, hematology, and other specialty markets. He brings deep commercial experience from established industry leaders, including Amgen and Gilead Sciences, and emerging biopharmaceutical companies, Iovance Biotherapeutics and Geron where he led their global commercial teams. Before entering the biopharmaceutical industry, Mr. Ziegler served as an Armor Officer in the U.S. Army. He earned a B.S. from the United States Military Academy at West Point and an M.B.A. from the University of Chicago.

Dr. Dajun Yang stated: “We are delighted to welcome Dr. Faiçal Miyara and Mr. Jim Ziegler to Ascentage Pharma’s executive leadership team. As multiple global registrational Phase III studies continue to advance rapidly, Ascentage Pharma, a global innovative biopharmaceutical company dual-primary listed on the Hong Kong Stock Exchange and Nasdaq, is entering a new phase of its global expansion. The appointment of these two accomplished executives will significantly strengthen the Company’s global business development and commercial capabilities.

Dr. Miyara is an exceptionally innovative and strategically minded leader with outstanding experience in building high-value oncology business development pipelines. We are confident that his expertise will further strengthen and accelerate the execution of our global business development strategy.

Mr. Ziegler brings extensive experience across specialty therapeutics, including hematologic malignancies, with deep expertise in product launches, market access and reimbursement, commercial organization building, and global commercial strategy. As our hematologic malignancy therapies advance toward global commercialization, Mr. Ziegler’s experience is highly aligned with the Company’s global growth strategy. His leadership will further strengthen our global commercial capabilities and accelerate the development of a world-class commercial organization.

Once again, we warmly welcome Dr. Miyara and Mr. Ziegler to the Company. We look forward to working closely with them to further strengthen our leadership position in global hematologic malignancies and bring more treatment options to patients worldwide.”

Dr. Faiçal Miyara stated: “I am deeply honored to join Ascentage Pharma. Ascentage Pharma is entering a new phase of advancing its global expansion strategy. I look forward to working closely with this outstanding team, leveraging my prior experience to fully support the execution of the Company’s global strategy and the expansion of its business footprint, and to achieving new heights of development together with the Company.”

Mr. Jim Ziegler stated: “I am excited to join Ascentage Pharma at such a pivotal stage in its global growth. Ascentage Pharma has built a pipeline of differentiated therapies with the potential to address significant unmet needs in hematologic malignancies. I look forward to working with the team to advance our global commercial strategy and capabilities so we can bring important new treatment options to patients around the world.”

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that include inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, next-generation kinase inhibitors, and protein degraders.

The Company’s first approved product, olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting an FDA- and EMA-cleared registrational Phase III trial, called POLARIS-2, of olverembatinib for CML, as well as an FDA- and EMA-cleared registrational Phase III trials for patients with newly diagnosed Ph+ ALL, called POLARIS-1, and SDH-deficient GIST patients, called POLARIS-3.

The Company’s second approved product, lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax has been approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA- and EMA- cleared GLORA study of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the FDA- and EMA-cleared GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements” in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 29, 2026, the sections headed “Forward-looking Statements” and “Risks Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited where the Company’s ordinary shares are listed it has made or it makes from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.